12/2/10

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intelligent Communication Enterprise Corporation
Form 10-K for the Year ended December 31, 2009
Filed April 15, 2010
File No. 000-10822

Dear Mr. Spirgel:

Intelligent Communication Enterprise Corporation (the “Company”) is in receipt of your comment letter dated November 29, 2010.  Set forth below is your comment, followed by the Company’s response:

Form 10-Q for the Quarter ended June 30 2010

Item 4T. Controls and Procedures

3.
We note your November 17, 2010 response to comment three from our letter dated October 25, 2010 is materially different from that provided on November 8, 2010.  It appeared from your November 8th response that the changes had been made to your internal control over financial reporting relating to the integration of your finance and accounting functions and the processing of technical accounting matters.  However, your November 17th letter indicates that no changes were made to your internal control over financial reporting.  Please advise.

Response:
The Company has made the changes discussed in its response of November 8, 2010; however, management has determined that it is premature to conclude that those changes have “materially affected, or [are] reasonably likely to materially affect” the Company’s internal control over financial reporting as provided in Item 308T(b) of Regulation SK.  Accordingly, the Company proposed the original language remain in place while it continues its evaluation of those changes.  For those reasons, the Company proposes to amend the quarterly report on Form 10-Q as described in its response of November 17, 2010.

____________________________

13 Spottiswoode Park Road, Singapore 088640
Telephone +65 6324 0225

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
12/2/10
Page

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Luther L. Jao
Luther L. Jao
President